United States Securities and Exchange Commission
                         Washington, D.C.   20549

                               SCHEDULE 13-D

                 Under the Securities Exchange Act of 1934
                           (Amendment No.     )*

                           Comm Bancorp, Inc.

--------------------------------------------------------------------------------
                             (Name of Issuer)

                    Common Stock, par value $20.00 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 200468106
-------------------------------------------------------------------------------
                               (CUSIP Number)

John B. Lampi, Esquire; Shumaker Williams, P.C., P.O. Box 88, Camp Hill, PA
                           17011   (717) 763-1121
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 April 1, 1989
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               SCHEDULE 13D

CUSIP NO.200468106                                     PAGE 2 OF 5 PAGES

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William F. Farber, Sr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                                        (a) [  ]


                                                                        (b) [x ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

     Number of      7    SOLE VOTING POWER
        Shares           2746 {see explanation under Item 5(b)}
     Beneficially
      Owned By      8    SHARED VOTING POWER
       Each              998   {see explanation under Item 5(b)}
     Reporting
       Person       9    SOLE DISPOSITIVE POWER
        with             1748

                    10   SHARED DISPOSITIVE POWER
                         998

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2746

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                           [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

14   TYPE OF REPORTING PERSON*
     IN









                                                               PAGE 3 OF 5 PAGES
Item 1.   Security and Issuer.

     This Statement relates to the common stock, par value $20.00 per share ("Common Stock"), of Comm Bancorp, Inc., a Pennsylvania business corporation and registered bank holding company, ("Issuer"), whose principal executive offices are located at 521 Main Street, Forest City, Pennsylvania, 18421.

Item 2.   Identity and background.

(a)     William F. Farber, Sr. ("Reporting person")
(b) Scott 60 Restaurant, R.R. #1, Dalton, Pennsylvania, 18414. (business address)
(c)     Owner/Operator of Scott 60 Restaurant, R.R. #1, Dalton,
        Pennsylvania, 18414.
(d)     Not applicable.
(e)     Not applicable.
(f)     United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person has used his personal funds, from time to time, to purchase the Common Stock that is available for sale in privately-negotiated transactions..

Item 4.   Purpose of Transaction.

     The purpose of the acquisitions of the common Stock is for long-term investment.

     The Reporting Person has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer's business or corporate structure;
          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and
          (j)  Any action similar to any of those enumerated above.










                                                              PAGE 4 OF 5 PAGES

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person holds beneficially as of the date hereof 2,746 shares of the Common Stock or 7.5% of the issued and outstanding shares of Common Stock of the Issuer.
          (b) The Reporting Person holds 998 shares of the Common Stock as joint tenants with right of survivorship with his spouse and sons as set forth below:

     Name and Relationship                                     Number of
      To Reporting Person                                       Shares
     ---------------------                                     ---------
     Bernadette Farber, spouse--------------------------------  854
     William F. Farber, Jr., son------------------------------   72
     Robert W. Farber, son------------------------------------   72
                                                               ---------
            Total Shares Held As Joint Tenants
             With Reporting Person----------------------------  998
                                                               =========

     During the last five years, the Reporting Person's spouse and sons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in connection with a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The citizenship of the Reporting Person's spouse and sons is the United States of America.

     Bernadette Farber is a nurse employed by Dr. J. Milks whose office is on Fallbrook Street, Carbondale, Pennsylvania, 18407. William F. Farber, Jr. is the manager of PennCann Restaurant, Exit 65, I-81, Harford, Pennsylvania, 18823. Robert W. Farber is a college student with a residential address of R.R. 1, Carbondale, Pennsylvania, 18407.

     Under Section 507 of the Pennsylvania Business Corporation Law, where shares are held jointly by two or more persons, as fiduciaries or otherwise, if only one or more of such persons is present in person or by proxy, all of the shares standing in the names of such persons shall be deemed to be represented for the purpose of determining a quorum. The Issuer shall accept as the vote of all such shares the vote cast by one or a majority of the joint tenants, unless such persons are equally divided upon the manner of voting the shares held by them, then, in that case, the vote of such shares shall be divided equally among such persons, without prejudice to the rights of such joint tenants; except that if there shall have been filed with the secretary of the Issuer a copy, certified by an attorney-at-law to be correct of the relevant portions of the agreement under which such shares are held or the instrument by which the trust or estate was created or the decree of court appointing such persons, or of a decree of court directing the voting of such shares, the persons specified as having such voting power in the latest such document so filed and only such persons shall be entitled to vote such shares but only in accordance therewith.

     Under applicable Pennsylvania law, all persons must agree in the disposition of the shares of Common Stock that they hold as joint tenants with right of survivorship.

          (c)  Not applicable.
          (d) The persons identified in Item 5(b) as joint tenants have the right to receive or the power to direct the proceeds from the sale of the Common Stock.
          (e)  Not applicable.





                                                              PAGE 5 OF 5 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Not applicable.

Item 7.   Material to be filed as Exhibits.
          Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 3, 1989


/s/ William F. Farber, Sr.
William F. Farber, Sr.



































             United States Securities and Exchange Commission
                         Washington, D.C.   20549

                               SCHEDULE 13-D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                             Comm Bancorp, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                      Common Stock, par value $0.33 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                    200468106
--------------------------------------------------------------------------------
                                  (CUSIP Number)

   John B. Lampi, Esquire; Schnader, Harrison, Segal & Lewis; 30 N. Third St.; Harrisburg, PA 17101-1713; (717)231-4011
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 February 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) of (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this comer page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               SCHEDULE 13D

CUSIP NO.200468106                                            PAGE 2 OF 4 PAGES

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William F. Farber, Sr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                                         (a)[ ]
                                                                         (b)[x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

     Number of      7    SOLE VOTING POWER
      Shares             188,820
     Beneficially
      Owned By      8    SHARED VOTING POWER
         Each            0
     Reporting
       Person       9    SOLE DISPOSITIVE POWER
         with            188,820

               10   SHARED DISPOSITIVE POWER
                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     188,820

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.6%

14   TYPE OF REPORTING PERSON*
     IN









                                                              PAGE 3 OF 4 PAGES
Item 1.    Security and Issuer.

     This Statement relates to the common stock, par value $0.33 per share ("Common Stock"), of Comm. Bancorp, Inc., a Pennsylvania business corporation and registered bank holding company, ("Issuer"), whose principal executive offices are located at 521 Main Street, Forest City, Pennsylvania, 18421.

Item 2.   Identity and background.

(a)  William F. Farber, Sr. ("Reporting person")
(b) Scott 60 Restaurant, R.R. #1, Dalton, Pennsylvania, 18414. (business address)
(c)  President, Scott 60 Restaurant, R.R. #1, Dalton, Pennsylvania, 18414.
(d)  Not applicable.
(e)  Not applicable.
(f)  United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person has used his personal funds, from time to time, to purchase the Common Stock.

Item 4.   Purpose of Transaction.

     The purpose of the acquisitions of the common Stock is for long-term investment.

     The Reporting Person has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer's business or corporate structure;
          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
          (j)  Any action similar to any of those enumerated above.











                                                              PAGE 4 OF 4 PAGES

Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person holds beneficially as of the date hereof 188,820 shares of the Common Stock or 8.6% of the issued and outstanding shares of Common Stock of the Issuer.
          (b) The Reporting Person has sole power to vote or dispose of 188,820 shares of Common Stock.
          (c)  Not applicable.
          (d) The reporting person has the right to receive or the power to direct the proceeds from the sale of the Common Stock.
          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          Not applicable.

Item 7.   Material to be filed as Exhibits.
          Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997


/s/ William F. Farber, Sr.
William F. Farber, Sr.